New York Life Insurance Company
51 Madison Avenue New York, NY 10010
212-576-5522 Fax: 212-576-3966
E-Mail: charles_f_furtado@newyorklife.com
www.newyorklife.com
Charles F. Furtado, Jr.
Assistant General Counsel
VIA EDGAR AND UPS
December 21, 2011
Patrick F. Scott, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mailstop 4644
Washington, D.C. 20549-4644

Re:	New York Life Insurance and Annuity Corporation Variable Universal Life Separate Account — I (the “Registrant”) (CIK: 0000906982) New York Life Insurance and Annuity Corporation (the “Depositor”) Post-Effective Amendment No. 2 to the Registration Statement on Form N-6 (the “Amendment”) File Nos.: 811-07798/333-166664
Dear Mr. Scott:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant and the Depositor hereby request withdrawal of the Amendment to the above referenced registration statement (“Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a) under the 1933 Act on October 19, 2011 (SEC Accession No. 0000950123-11-090726).
     The purpose of the Amendment was to: (1) add a supplement to the prospectus contained in the Registration Statement to describe a new Guaranteed Minimum Accumulation Benefit Rider (the “GMAB Rider”) to be offered with the New York Life Lifetime Wealth Variable Universal Life policy; and (2) revise the Statement of Additional Information with respect to the GMAB Rider. The Registrant and Depositor have determined that these revisions to the Registration Statement will no longer be necessary as the GMAB Rider will not be offered in its present form.
     The Registrant and the Depositor also request withdrawal of Post-Effective Amendment No. 3 to the Registration Statement (SEC Accession No. 0000950123-11-

102912) (together with the Amendment, the “Amendments”) which was filed pursuant to Rule 485(b) under the 1933 Act on December 13, 2011 for the sole purpose of delaying effectiveness of the Amendment to December 22, 2011.
     In making this request for withdrawal, the Registrant and the Depositor confirm that:
1	the Amendments have not automatically become effective nor been declared effective by the Commission;

2	no securities have been sold in reliance on the Amendments or pursuant to the prospectus and revised Statement of Additional Information contained therein; and

3	no prospectus supplement or revised Statement of Additional Information contained in the Amendments have been distributed.
* * * * *
     If you have any questions regarding this letter, please do not hesitate to call me at (212) 576-5522 or e-mail me at charles_f_furtado@newyorklife.com.

Sincerely,
/s/ Charles F. Furtado, Jr.
Charles F. Furtado, Jr.
Assistant General Counsel

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